CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

September 30, 2020 and 2019
(unaudited)

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Financial Position
(unaudited - stated in thousands of United States Dollars)

As at	Note	September 30, 2020	December 31, 2019
Assets
Current assets
Cash & cash equivalents		$848,524	$707,206
Accounts receivable	8	19,350	16,678
Inventories	9	151,288	47,686
Prepaid expenses and deposits		24,521	9,589
Income tax receivable		6,727	13,471
		1,050,410	794,630
Non-current assets
Other long-term assets	10	188,614	255,329
Mining interests and plant and equipment	11	5,477,422	1,496,926
Intangibles	3	89,847	—
Deferred tax assets		32,439	10,732
		$6,838,732	$2,557,617
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$277,704	$151,760
Share based payment liabilities	12	28,223	36,783
Lease obligations		9,771	10,176
Income tax payable		122,792	188,450
Provisions	13	49,182	29,776
		487,672	416,945
Non-current liabilities
Share based payment liabilities	12	8,685	18,474
Lease obligations		16,426	5,140
Provisions	13	196,540	43,987
Deferred proceeds	14	74,144	—
Deferred tax liabilities		1,111,095	256,317
		$1,894,562	$740,863
Shareholders' equity
Share capital		3,534,465	886,309
Reserves		31,294	28,843
Accumulated other comprehensive income		32,235	14,571
Retained earnings		1,346,176	887,031
		4,944,170	1,816,754
		$6,838,732	$2,557,617

The accompanying notes are an integral part of the condensed consolidated interim financial statements

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income
For the three and nine months ended September 30, 2020 and September 30, 2019
(unaudited - stated in thousands of United States Dollars, except per share amounts)

		Three months ended	Three months ended	Nine months ended	Nine months ended
	Note	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Revenue		$632,843	$381,430	$1,768,556	$967,609
Production costs		(136,023)	(73,664)	(439,030)	(209,865)
Royalty expense		(21,481)	(10,430)	(61,988)	(25,430)
Depletion and depreciation	11	(86,707)	(41,692)	(262,132)	(116,056)
Earnings from mine operations		388,632	255,644	1,005,406	616,258
Expenses
General and administrative		(20,409)	(10,559)	(53,108)	(34,789)
Transaction costs	4	707	—	(33,131)	—
Exploration		(2,498)	(5,897)	(10,813)	(24,133)
Care and maintenance		(14,256)	(541)	(23,716)	(952)
Rehabilitation costs	13	(32,626)	—	(35,074)	—
Earnings from operations		319,550	238,647	849,564	556,384
Other income (loss), net	6	(23,453)	13,850	(31,412)	6,349
Finance items
Finance income	7	1,524	2,198	5,239	4,993
Finance costs	7	(2,305)	(576)	(8,268)	(1,586)
Earnings before income taxes		295,316	254,119	815,123	566,140
Current income tax expense		(66,097)	(50,946)	(195,247)	(127,158)
Deferred income tax expense		(27,197)	(26,569)	(64,744)	(48,037)
Net earnings		202,022	176,604	555,132	390,945
Other comprehensive income (loss)
Items that have been or may be subsequently reclassified to net earnings:
Exchange differences on translation of financial statements to reporting currency		114,018	(35,576)	(3,125)	(11,195)
Items that will not be subsequently reclassified to net earnings:
Changes in fair value of investments in equity securities, net of tax	10	9,997	1,778	20,789	(3,184)
Total other comprehensive income (loss)		124,015	(33,798)	17,664	(14,379)
Comprehensive income		$326,037	$142,806	$572,796	$376,566

Basic earnings per share	15(b(ii))	$0.73	$0.84	$2.06	$1.86
Diluted earnings per share	15(b(ii))	$0.73	$0.83	$2.05	$1.85

Weighted average number of common shares outstanding (in 000's)
Basic	15(b(ii))	275,280	210,189	269,941	210,155
Diluted	15(b(ii))	275,471	211,593	270,146	211,730
The accompanying notes are an integral part of the condensed consolidated interim financial statements

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Cash Flows
For the three and nine months ended September 30, 2020 and September 30, 2019
(unaudited - stated in thousands of United States Dollars)

		Three months ended	Three months ended	Nine months ended	Nine months ended
	Note	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Operating activities
Net earnings		$202,022	$176,604	$555,132	$390,945
Adjustments for the following items:
Depletion and depreciation		86,707	41,692	262,132	116,056
Share based compensation[1]	5	9,881	2,246	(17,197)	6,254
Other (income) loss, net		24,002	(13,623)	28,693	(5,059)
Finance items, net		781	(1,622)	674	(3,407)
Loss on derivatives		—	—	2,355	—
Income tax expense		93,294	77,515	259,991	175,195
Accretion on long-term debt		—	—	298	—
Rehabilitation costs		32,626	—	35,074	—
Cash reclamation expenditures		(2,899)	(286)	(4,405)	(631)
Change in non-cash working capital	16	29,871	37,151	17,729	22,439
Operating cash flows before interest and income taxes		476,285	319,677	1,140,476	701,792
Interest received		1,524	2,198	5,239	4,993
Income tax paid		(46,690)	(5,122)	(250,856)	(34,495)
Net cash provided by operating activities		431,119	316,753	894,859	672,290
Investing activities
Additions to mining interests	11	(46,475)	(67,900)	(175,698)	(173,570)
Additions to plant and equipment	11	(108,953)	(67,549)	(218,522)	(168,534)
Investments in public and private entities	10	(3,770)	(4,660)	(7,681)	(9,270)
Proceeds received from Newmont Option	14	75,000	—	75,000	—
Payments received from sub-leases		55	62	193	188
Sale of investments in Osisko Mining Inc. and Novo Resources Corp.		109,236	—	109,743	—
Other		(18)	474	484	1,049
Transfer from restricted cash, net		—	—	—	22,232
Cash and cash equivalents acquired in Detour acquisition	4	—	—	173,916	—
Net cash from (used in) investing activities		25,075	(139,573)	(42,565)	(327,905)
Financing activities
Net credit facility repayment		—	—	(98,643)	—
Unwinding of derivative liabilities		—	—	(30,259)	—
Proceeds from exercise of stock options	15(a)	1,104	10	3,333	2,013
Interest paid		(1,897)	(379)	(4,737)	(870)
Payment of lease obligations		(3,037)	(3,337)	(11,122)	(10,697)
Share repurchases	15(a)	(107,377)	—	(487,170)	(12,810)
Payment of dividends	15(a)	(34,488)	(8,408)	(81,715)	(21,062)
Net cash used in financing activities		(145,695)	(12,114)	(710,313)	(43,426)
Impact of foreign exchange on cash balances		640	(18,672)	(663)	(17,407)
Change in cash and cash equivalents		311,139	146,394	141,318	283,552
Cash and cash equivalents, beginning of period		537,385	469,385	707,206	332,227
Cash and cash equivalents, end of period		$848,524	$615,779	$848,524	$615,779
1 Includes cash payments of $31,907 on redeemed units during the nine months ended September 30, 2020.
Supplemental cash flow information – Note 16
The accompanying notes are an integral part of the condensed consolidated interim financial statements

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Changes in Equity
(unaudited - stated in thousands of United States Dollars, except share information)

		Share Capital		Reserves	Accumulated other comprehensive income (loss)		Retained earnings	Shareholders' equity
	Note	Shares (000s)	Amount	Share based payments and other reserves	Foreign currency translation	Investment revaluation
Balance at December 31, 2018		209,823	$923,964	$35,135	($103,373)	$15,462	$391,918	$1,263,106
Exercise of share options, including transfer from reserves	15(a)	509	2,959	(946)	—	—	—	2,013
Share issuance		258	1,265	(1,265)	—	—	—	—
Share based payments expense		—	—	3,434	—	—	—	3,434
Foreign currency translation		—	—	—	(11,195)	—	—	(11,195)
Change in fair value of investments in equity securities, net of tax		—	—	—	—	(3,184)	—	(3,184)
Dividends declared	15(a)	—	—	—	—	—	(23,142)	(23,142)
Share repurchases		(400)	(12,810)	—	—	—	—	(12,810)
Net earnings		—	—	—	—	—	390,945	390,945
Balance at September 30, 2019		210,190	$915,378	$36,358	($114,568)	$12,278	$759,721	$1,609,167
Balance at December 31, 2019		209,625	886,309	28,843	(60,234)	74,805	887,031	1,816,754
Exercise of share options, including transfer from reserves	15(a)	173	3,875	(542)	—	—	—	3,333
Reclassification of foreign currency translation		—	—	—	(7,378)	—	7,378	—
Acquisition of Detour Gold Corporation	4	77,217	3,131,451	2,993	—	—	—	3,134,444
Foreign currency translation		—	—	—	4,253	—	—	4,253
Change in fair value of investments in equity securities, net $3,566 tax expense		—	—	—	—	20,789	—	20,789
Dividends declared	15(a)	—	—	—	—	—	(103,365)	(103,365)
Share repurchases	15(a)	(13,198)	(487,170)	—	—	—	—	(487,170)
Net earnings		—	—	—	—	—	555,132	555,132
Balance at September 30, 2020		273,817	$3,534,465	$31,294	($63,359)	$95,594	$1,346,176	$4,944,170

The accompanying notes are an integral part of the condensed consolidated interim financial statements

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kirkland Lake Gold Ltd. (individually, or collectively with its subsidiaries, as applicable, the "Company"), is a publicly listed entity incorporated in the province of Ontario, Canada. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”), and the New York Stock Exchange ("NYSE") under the symbol "KL" and the Australian Securities Exchange ("ASX") under the symbol “KLA”. The Company’s head office, principal address and records office are located at 200 Bay Street, Suite 2800, Toronto, Ontario, Canada, M5J 2J1.

The Company is a growing gold producer with three wholly-owned operating mines, four wholly-owned mines currently on care and maintenance and several exploration properties in Canada and Australia. On January 31, 2020, the Company completed the acquisition of Detour Gold Corporation ("Detour") (see Note 4).

2. BASIS OF PREPARATION

(a)Statement of Compliance

These condensed consolidated interim financial statements (the "Interim Financial Statements") have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34") and follow the same accounting policies and methods of application as the annual consolidated financial statements of the Company for the year ended December 31, 2019, except as noted below under adoption of new accounting standards. In addition, the accounting policies have been expanded as a result of the acquisition of Detour to include the accounting for deferred stripping costs and intangibles as discussed in note 3. The Interim Financial Statements do not contain all disclosures required by International Financial Reporting Standards ("IFRS") and accordingly should be read in conjunction with the 2019 annual consolidated financial statements and the notes thereto. The Interim Financial Statements were approved by the Company’s Board of Directors on November 4, 2020.

The Interim Financial Statements have been prepared on a historical cost basis except for financial instruments, as set out in the accounting policies in note 3 of the 2019 annual consolidated financial statements.

(b)Use of estimates and judgments

The preparation of financial statements in compliance with IAS 34 requires management to make certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2019.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

3. ADOPTION OF NEW ACCOUNTING STANDARDS

(a)Accounting policies adopted in 2020

Deferred Stripping Costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically, the process of which is referred to as stripping. Effective January 31, 2020, in conjunction with the acquisition of Detour, the Company adopted a new accounting policy in relation to production phase stripping costs incurred at open pit mining operations. The accounting for production phase stripping costs is in line with the requirements of IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine.

Once an open pit mining operation (or pit) is determined to no longer be in the pre-production stage, costs are either capitalized to inventory or, if it qualifies as an open pit stripping activity that provides a future benefit, to deferred stripping costs within Mining Interests.

Production phase stripping costs, which are those incurred during the production stage of a mine (or pit), are accounted for as costs of inventory produced during the period, unless these costs are expected to provide a future economic benefit to an identifiable component of the ore body.

Production phase stripping costs generate a future economic benefit when the related stripping activity improves access to a component of the ore body to be mined in the future, increases the fair value of the mine (or pit) or increases its productive capacity. Production phase stripping costs that are expected to generate a future economic benefit are capitalized as deferred stripping costs within Mining Interest. Deferred stripping costs are depreciated on a units of production ("UOP") basis whereby the denominator is the estimated ore tonnes considered probable of economic extraction based on the current life of mine ("LOM") plan that benefit from the stripping activity.

Intangibles

On January 31, 2020, as part of the Detour acquisition, the Company acquired an electricity contract under which the Detour Lake mine is paying below market rates over a five year period. This represents an intangible to the Company in the form of a contract asset and as such, an accounting policy for intangibles was adopted by the Company.

The accounting policy requires that intangible assets acquired by way of an asset acquisition or business combination are recognized if the asset is separable or arises from contractual or legal rights and the fair value can be measured reliably on initial recognition. Definite life intangibles, such as contract assets, are subsequently depreciated over the life of the contract. The contract asset acquired by the Company on the acquisition of Detour is being depreciated over the remaining 5 year contract period.

(b)New accounting standards and amendments effective in the period

The Company has adopted the following amendments to accounting standards, effective January 1, 2020. These changes were made in accordance with the applicable transitional provisions.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

IFRS 3, Business Combinations

The IASB issued an amendment to IFRS 3, Business Combinations to facilitate companies in assessing whether the activities and assets that they acquire under a transaction are the acquisition of a group of assets or a business. The amendment confirmed that a business must include inputs and process and clarified that the process must be substantive; and the inputs and process must together significantly contribute to creating outputs. In addition, the amendment narrowed the definition of a business and added an optional concentration test that can be performed to conclude that a company has acquired a group of assets, rather than a business, if the value of the assets acquired is substantially all concentrated in a single asset or group of similar assets. The amendment was adopted by the Company prospectively effective January 1, 2020 and was applied in relation to the Detour acquisition at January 31, 2020 and the transaction was determined to be the acquisition of a business.

(c)Standards and amendments issued but not yet effective or adopted

IAS 16, Property, Plant and Equipment

The IASB issued an amendment to IAS 16, Property, Plant and Equipment to prohibit the deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and its related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The amendment is effective for annual periods beginning on or after January 1, 2022, with earlier application permitted. The amendment is not currently applicable to the Company, however it may be applicable in the future should the Company be receiving proceeds from selling items produced prior to an asset being ready for its intended use, in which case the sales proceeds will be recognized in profit or loss.

IAS 1, Presentation of Financial Statements

The IASB issued an amendment to IAS 1, Presentation of Financial Statements to clarify one of the requirements under the standard for classifying a liability as non-current in nature, specifically the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. The amendment includes:

(i) specifying that an entity’s right to defer settlement must exist at the end of the reporting period; (ii) clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement; (iii) clarifying how lending conditions affect classification; and (iv) clarifying requirements for classifying liabilities an entity will or may settle by issuing its own equity instruments. The amendment is not expected to materially affect the classification of liabilities on the Company's financial statements, however an assessment will be performed prior to the effective date of January 1, 2023.

4. ACQUISITION OF DETOUR

On November 25, 2019, the Company entered into an Arrangement Agreement to acquire all of the issued and outstanding common shares of Detour, with Detour shareholders receiving 0.4343 of a Kirkland Lake common share for every one Detour share ("Exchange Ratio"). Upon closing of the transaction on January 31, 2020, the Company issued 77,217,129 Kirkland Lake common shares to the former shareholders of Detour. Furthermore, all

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

outstanding stock options of Detour that were not exercised prior to the acquisition date, have been exchanged under the agreement at the Exchange Ratio, resulting in the issuance of 190,069 replacement options.

Subsequent to the share issuance, Kirkland Lake and former Detour shareholders owned 73% and 27%, respectively of the shares of the combined Company. With the completion of the transaction, Detour has become a wholly owned subsidiary of Kirkland Lake, and the Company is now the owner and operator of Detour Lake, a large-scale, open-pit gold mine in Northern Ontario. The acquisition adds a third cornerstone asset to the Company’s portfolio, in addition to the Company's other two cornerstone assets.

The Company determined that the transaction represents a business combination under IFRS 3 Business Combinations ("IFRS 3"), with Kirkland Lake identified as the acquirer and as such, the transaction has been accounted for using the acquisition method of accounting in accordance with IFRS 3. Based upon the January 31, 2020 opening share price of the Company's common shares, the total purchase price consideration of the acquisition was $3,134,444. Acquisition related costs of $33,838 were recorded in the Company's condensed consolidated interim statements of operation and comprehensive income for the three-month period ended March 31, 2020.

The table below presents the purchase price consideration and the Company's preliminary allocation of the purchase price to the assets acquired and liabilities assumed. In line with the requirements of IFRS 3, the Company has 12 months from the acquisition date to adjust the preliminary purchase price allocation should a material change arise in relation to circumstances that existed at the acquisition date and that impacts the fair value of the assets and liabilities acquired.

Purchase Price
Fair value of common shares issued	$3,131,451
Fair value of replacement stock options issued	2,993
$3,134,444

Purchase Price Allocation
Cash and cash equivalents	173,916
Accounts receivable	8,694
Inventories	129,355
Other current assets	22,087
Mining interest & Property, Plant and Equipment[1]	3,825,364
Intangibles	101,286
Other long-term assets	8,028
Total identifiable assets acquired	4,268,730

Accounts payable and accrued liabilities	(100,921)
Other current liabilities	(29,014)
Debt	(99,673)
Provisions and other non-current liabilities	(132,305)
Deferred tax liabilities	(772,373)
Total identifiable liabilities assumed	(1,134,286)
Total identifiable net assets	3,134,444
1 Includes $16,153 of right-of-use ('ROU') assets under leases.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

The Company began consolidating the operating results, cash flows and net assets of Detour from January 31, 2020. As such, Detour contributed revenue of $262,542 and earnings before income taxes of $116,620 to the Company's results in the three-month period ended September 30, 2020. For the eight-month period ended September 30, 2020, Detour contributed revenue of $674,903 and earnings before income taxes of $238,169. Total consolidated revenue and earnings before tax for the Company were $632,843 and 295,316, respectively for the third quarter, and $1,768,556 and $815,123, respectively, for the nine month period ended September 30, 2020. If the acquisition of Detour had taken place on January 1, 2020, pro forma total consolidated revenue and earnings before income taxes for the Company would have been approximately $1,815,157 and $807,674, respectively, for the nine months ended September 30, 2020.

A functional currency assessment was performed upon acquisition of Detour and it was determined that the Canadian dollar is the currency that primarily influences the economic environment in which the entity operates. As such, Detour adopted the Canadian dollar as its functional currency effective January 31, 2020.

5. EMPLOYEE BENEFITS EXPENSE

The following employee benefits expenses are included in production costs and general and administrative costs for the three and nine months ended September 30, 2020 and 2019:

	Three months ended September 30, 2020	Three months ended September 30, 2019	Nine months ended September 30, 2020	Nine months ended September 30, 2019
Salaries, short-term incentives and other benefits	$74,739	$43,682	$227,986	$134,135
Share based payment (recovery) expense (note 12(iii))	9,881	2,737	14,710	8,707
	$84,620	$46,419	$242,696	$142,842

6. OTHER INCOME (LOSS), NET

Other income (loss), net for the three and nine months ended September 30, 2020 and 2019 includes the following:

	Three months ended September 30, 2020	Three months ended September 30, 2019	Nine months ended September 30, 2020	Nine months ended September 30, 2019
Net loss (gain) on disposal of plant and equipment and mining interest	($174)	$51	($2,060)	($372)
Change in fair value of warrant investments	(235)	(20)	(1,580)	(938)
Foreign exchange gain (loss), net	(23,592)	13,669	(23,474)	7,061
Other (loss) income[1]	548	150	(4,298)	598
Other income (loss), net	($23,453)	$13,850	($31,412)	$6,349
1Includes $0.1 million and $5.4 million, respectively, spent on restructuring costs at the Canadian operations during the three and nine months ended September 30, 2020.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

7. FINANCE ITEMS

Finance income and expense for the three and nine months ended September 30, 2020 and 2019 includes the following:

	Three months ended September 30, 2020	Three months ended September 30, 2019	Nine months ended September 30, 2020	Nine months ended September 30, 2019
Interest income on bank deposits	$1,524	$2,198	$5,239	$4,993
Finance income	$1,524	$2,198	$5,239	$4,993

Interest on finance leases and other loans	1,896	379	4,737	870
Finance fees and bank charges	53	22	189	96
Unwinding of discount on rehabilitation provision	356	175	987	620
Loss on derivative contracts	—	—	2,355	—
Finance costs	$2,305	$576	$8,268	$1,586

8. ACCOUNTS RECEIVABLE

As at	September 30, 2020	December 31, 2019
Trade receivables	$111	$241
Sales tax and other statutory receivables	17,162	13,568
Other receivables	2,077	2,869
	$19,350	$16,678

The fair value of accounts receivable approximates their carrying amounts. None of the amounts included in accounts receivable at September 30, 2020 are past due.

Trade receivables represent the value of gold doré sold as at period end for which the funds are not yet received; gold sales are generally settled within 1-2 weeks after delivery to a refinery. There were no allowances for doubtful accounts or a recorded allowance for credit losses during the three and nine month periods ended September 30, 2020 and September 30, 2019. In determining the recoverability of other receivables, the Company considers any change in the credit quality of the counterparty, with the concentration of the credit risk limited due to the nature of the counterparties involved.

9. INVENTORIES

As at	September 30, 2020	December 31, 2019
Gold doré	$3,669	$791
Gold in circuit	34,253	10,941
Ore stockpiles	40,808	7,888
Supplies and consumables	72,558	28,066
	151,288	47,686

The cost of gold doré, gold in circuit, ore stockpiles (“metal inventory”), and supplies and consumables recognized as an expense and included in operating costs in the three and nine months ended September 30, 2020 are $135,542 and $438,916, respectively (three and nine months ended September 30, 2019 - $73,592 and $209,650). During nine months ended September 30, 2020, there were write downs of inventory to net realizable value of $2,797 (three and nine months ended September 30, 2019 - $936 and $3,855). There were no reversals

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

of write downs of inventory to net realizable value during the three and nine months ended September 30, 2020 and 2019.

10. OTHER LONG-TERM ASSETS

As at	September 30, 2020	December 31, 2019
Investments in equity securities	$173,468	$253,540
Warrant investments	419	1,605
Deposits and other	2,982	184
Long-term inventories	11,745	—
	$188,614	$255,329

Long-term inventories include long-term stockpiles expected to be processed beyond the next 12 months and long-term supplies and consumables expected to be used beyond the next 12 months.

Investments in equity securities

Changes in the investments in equity securities for the nine months ended September 30, 2020 and year ended December 31, 2019 are as follows:

	Nine months ended September 30, 2020	Year ended December 31, 2019
Balance, beginning of year	$253,540	$141,781
Acquisition of investments	7,240	34,026
Disposition of investments	(109,743)	—
Gains (losses) recorded in OCI	24,355	68,891
Foreign currency translation	(1,924)	8,842
Investments in equity securities, end of period	$173,468	$253,540

The fair value of the investments in equity securities held as at September 30, 2020 and December 31, 2019 are as follows:

Investments in equity securities	Shares held at September 30, 2020	Fair value as at December 31, 2019	Purchase/(sales)	Gains (losses) recorded in OCI	Foreign currency translation	Fair value as at September 30, 2020
Osisko Mining Inc.	—	101,757	(107,664)	7,199	(1,292)	—
Novo Resources Corp.	29,027,468	87,520	(2,079)	(10,779)	(780)	73,882
Wallbridge Mining Company Ltd.	58,109,200	39,943	359	4,324	(125)	44,501
De Grey Mining Ltd.	35,656,084	1,194	2,038	27,191	600	31,023
Other		23,126	4,843	(3,580)	(327)	24,062
Total		$253,540	($102,503)	$24,355	($1,924)	$173,468

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

11. MINING INTERESTS AND PLANT AND EQUIPMENT

Nine months ended September 30, 2020	Depletable	Non depletable	Total mining interest	Property, plant and equipment	Capital work-in-progress	Total[3]
Cost
At January 1, 2020	$1,105,283	$161,073	$1,266,356	$576,635	$191,521	$2,034,512
Additions[1]	219,241	(19,566)	199,675	151,045	115,664	466,384
Acquisition of Detour Gold Corporation[2]	1,684,002	336,756	2,020,758	1,684,235	120,371	3,825,364
Change in environmental closure assets (estimate and discount rate)	21,708	—	21,708	—	—	21,708
Disposals	(437)	—	(437)	(19,146)	—	(19,583)
Foreign currency translation	(6,033)	(996)	(7,029)	(11,981)	(1,794)	(20,804)
Cost at September 30, 2020	$3,023,764	$477,267	$3,501,031	$2,380,788	$425,762	$6,307,581
Accumulated depreciation and depletion
At January 1, 2020	$376,197	$—	$376,197	$161,389	$—	$537,586
Depreciation	53	—	53	172,277	—	172,330
Depletion	133,772	—	133,772	—	—	133,772
Disposals	(303)	—	(303)	(16,561)	—	(16,864)
Foreign currency translation	1,958	—	1,958	1,377	—	3,335
Accumulated depreciation and depletion at September 30, 2020	$511,677	$—	$511,677	$318,482	$—	$830,159
Carrying amount at September 30, 2020	$2,512,087	$477,267	$2,989,354	$2,062,306	$425,762	$5,477,422
1Including transfer from capital work-in-progress and transfer from non depletable to depletable assets.
2Includes $16.2 million of ROU assets that were acquired with Detour Gold Corporation.
3Includes $177.8 million in carrying amount at September 30, 2020 related to Holt Complex.

Year ended December 31, 2019	Depletable	Non depletable	Total mining interest	Property, plant and equipment	Capital work-in-progress	Total
Cost
At January 1, 2019	$945,375	$106,138	$1,051,513	$385,344	$79,343	$1,516,200
Additions, including transfer from construction in progress[1]	149,237	52,387	201,624	208,577	105,965	516,166
Change in environmental closure assets (estimate and discount rate)	15,195	—	15,195	—	—	15,195
Disposals	(28,114)	(129)	(28,243)	(31,203)	—	(59,446)
Foreign currency translation	23,590	2,677	26,267	13,917	6,213	46,397
Cost at December 31, 2019	$1,105,283	$161,073	$1,266,356	$576,635	$191,521	$2,034,512
Accumulated depreciation and depletion
At January 1, 2019	$281,431	$—	$281,431	$117,599	$—	$399,030
Depreciation	455	—	455	61,709	—	62,164
Depletion	112,275	—	112,275	—	—	112,275
Disposals	(26,671)	—	(26,671)	(24,229)	—	(50,900)
Foreign currency translation	8,707	—	8,707	6,310	—	15,017
Accumulated depreciation and depletion at December 31, 2019	$376,197	$—	$376,197	$161,389	$—	$537,586
Carrying amount at December 31, 2019	$729,086	$161,073	$890,159	$415,246	$191,521	$1,496,926
1Includes $6.0 million of ROU assets associated with leases recognized upon adoption of IFRS 16.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Mining Interests

Non-depletable mining interests at September 30, 2020 of $477,267 (December 31, 2019 - $161,073) includes the addition of $336,756 (December 31, 2019 - $nil) for the acquired mineral resource around the Detour Lake mine, and $141,782 (December 31, 2019 - $115,663) for the carrying amount of various acquired exploration properties in the Northern Territory, with the change primarily due to foreign exchange impact, capitalized exploration at the Northern Territory in the first quarter and underground development previously in capital work-in-progress.

Plant and Equipment

Plant and equipment includes costs of $47,813 (December 31, 2019 - $46,377) and accumulated depreciation of $18,830 (December 31, 2019 - $22,237) related to capital equipment and vehicles under ROU assets.

12. SHARE BASED PAYMENT LIABILITIES

(i)Long-term incentive plan ("LTIP")

The Company has an LTIP that provides for restricted share units ("RSUs") and performance share units ("PSUs") (collectively, “Share Units”) that may be granted to employees, officers and eligible contractors of the Company and its affiliates. A director of the Company is not eligible to participate in the LTIP unless he or she is also an employee of the Company. At the discretion of the Company's Board of Directors, the Company can issue common shares or cash or any combination thereof in satisfaction of the Company’s obligations under Share Units held by participants. The Company has historically equity-settled awards under the LTIP plan and accounted for them accordingly, however granted units that vested in 2019 were settled in cash, resulting in a change in the accounting to cash-settled. All remaining and future grants under the LTIP will be accounted for as cash-settled awards.

The value of an RSU and PSU at the grant date is equal to the fair market value of a common share of the Company on that date. Unless otherwise determined by the Compensation Committee, no RSU or PSU shall vest later than three years after the date of grant.

Movements in the number of the PSUs and RSUs for the nine months ended September 30, 2020 and 2019 are as follows:

	Nine months ended September 30, 2020		Nine months ended September 30, 2019
	PSUs	RSUs	PSUs	RSUs
Balance, beginning of year	511,768	540,828	502,037	524,094
Granted	104,861	106,985	116,794	128,797
Cancelled	(14,233)	(14,234)	(23,114)	(23,114)
Redeemed	(225,411)	(242,468)	(84,298)	(89,298)
Balance, end of period	376,985	391,111	511,419	540,479

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

(ii)Deferred share unit plan ("DSU Plan")

The Company has a DSU Plan for non-executive directors of the Company, which provides a cash payment, common shares, or a combination thereof on the date when a director ceases to be a director. The Company assumed phantom share units that were previously granted to Australian employees of Newmarket Gold Inc. as a result of a business combination that closed on November 30, 2016. Each phantom share unit entitles the holder to a cash payment on exercise based on market value of the Company's shares on the date of exercise less the strike price of the phantom share unit.

Changes in the number of deferred share units ("DSUs") and phantom share units outstanding during the nine months ended September 30, 2020 and year ended December 31, 2019 are as follows:

	Nine months ended September 30, 2020		Year ended December 31, 2019
	DSUs	Phantom share units	DSUs	Phantom share units
Balance at beginning of year	155,377	—	170,528	35,625
Granted	19,538	—	21,875	—
Redeemed	(54,251)	—	(37,026)	(35,625)
Balance, at end of period	120,664	—	155,377	—

Changes in the share based payment liabilities during the nine months ended September 30, 2020 and year ended December 31, 2019 are as follows:

	Nine months ended September 30, 2020	Year Ended December 31, 2019
Opening liability	$55,257	$4,276
Share based payment expense	14,710	9,307
Modification of share based payment	—	42,948
Redeemed RSUs, PSUs, DSUs and phantom share units (cash payments)	(31,907)	(2,453)
Foreign currency translation	(1,152)	1,179
Total share based payment liability	$36,908	$55,257
Current portion of share based payment liability	$28,223	$36,783
Long term share based payment liability	$8,685	$18,474

(iii)Share based payment expense

The cost of share based payments is allocated to production costs (options granted to employees involved in the commercial operations at the mines and mill), and general and administrative costs (options granted to directors and corporate employees).

	Three months ended September 30, 2020	Three months ended September 30, 2019	Nine months ended September 30, 2020	Nine months ended September 30, 2019
Equity based instruments share based payment expense	$—	$1,166	$—	$3,434
Cash settled instruments share based payment expense	$9,881	$1,571	$14,710	$5,273
Total share based payment expense	$9,881	$2,737	$14,710	$8,707

The allocation of share based payment expense on the consolidated statement of operations and comprehensive income for the three and nine months ended September 30, 2020 and 2019 is as follows:

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

	Three months ended September 30, 2020	Three months ended September 30, 2019	Nine months ended September 30, 2020	Nine months ended September 30, 2019
General and administrative	$9,223	$2,665	$14,419	$8,492
Production costs	412	72	45	215
Care and maintenance	246	—	246	—
Total share based payment expense	$9,881	$2,737	$14,710	$8,707

13. PROVISIONS

As at	September 30, 2020	December 31, 2019
Environmental rehabilitation provision	$238,817	$71,121
Long service leave	6,905	2,642
Total provisions	245,722	73,763
Current provisions	$49,182	$29,776
Long-term balance	$196,540	$43,987

Environmental Remediation Provision

During the three-month period ended September 30, 2020, the Company revised its closure plan in relation to the Cosmo Howley Project Area at the Northern Territory, resulting in the recognition of an increase in the environmental remediation provision of $32,626. The revised closure plan was approved by the Company’s Board of Directors and communicated to the relevant governmental authorities during the quarter. Given that the Northern Territory is a non-operating site that is currently on care and maintenance, the Company reflected the increase in the environmental remediation provision as a corresponding expense in the Condensed Consolidated Interim Statements of Operations and Comprehensive Income in the three and nine months ended September 30, 2020.

14. DEFERRED PROCEEDS

During the third quarter, the Company entered into an Option Agreement with Newmont Canada FN Holdings ULC, in which the Company received deferred proceeds of USD$75,000 in exchange for an option to acquire certain mining and mineral rights related to the Company's Holt mine property. Upon receipt, the deferred proceeds were recorded as C$98,753 and are presented as USD$74,144 at September 30, 2020 using the closing exchange rate on that date.

15. SHAREHOLDERS' EQUITY

The Company is authorized to issue an unlimited number of common shares without par value.

(a)SHARE CAPITAL

As at September 30, 2020, the Company had 273,815,746 common shares outstanding (December 31, 2019 - 209,624,480).

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Share capital issuances

–During the three and nine months ended September 30, 2020, the Company issued an aggregate of 52,475 and 172,537 common shares upon the exercise of 52,475 and 172,537 stock options for $1,314 and $3,875 (three and nine months ended September 30, 2019 - the Company issued an aggregate of 1,998 and 509,093 common shares upon the exercise of 1,998 and 509,093 stock options for $16 and $2,959).
–Upon closing of the Detour acquisition on January 31, 2020, the Company issued 77,217,129 common shares to the former shareholders of Detour with a fair value of $3,131,451. Furthermore, all outstanding stock options of Detour that were not exercised prior to the acquisition date have been exchanged under the agreement at the Exchange Ratio.
Repurchases

2020
–During the three months ended September 30, 2020, the Company purchased 2,139,300 shares for $107,377 (C$143,029) pursuant to the Normal Course Issuer Bid ("NCIB"). All of the shares acquired have been legally canceled as of September 30, 2020.
–During the three months ended June 30, 2020, the Company purchased 1,345,600 shares for $49,944 (C $69,178) pursuant to the Normal Course Issuer Bid ("NCIB"). All of the shares acquired have been legally canceled as of June 30, 2020.
–During the three months ended March 31, 2020, the Company purchased 9,713,500 shares for $329,849 (C$443,064) pursuant to the NCIB. All of the shares acquired have been legally canceled.

2019
–During the three months ended June 30, 2019, the Company purchased 399,800 shares for $12,810 (C$17,134) pursuant to the NCIB. All of the shares have been legally cancelled.

Dividends

Nine months ended September 30, 2020

Dividend declaration date	Dividend paid date	Per share	Paid in the period USD	Paid in the period CAD	Reduction in retained earnings in the period
December 16, 2019	January 13, 2020	$0.06	$12,577	N/A	$—
March 18, 2020	April 13, 2020	$0.125	$34,650	N/A	$34,650
June 17, 2020	July 13, 2020	$0.125	$34,488	N/A	$34,488
September 18, 2020	October 14, 2020	$0.125	$—	N/A	$34,227
Total			$81,715		$103,365

Nine months ended September 30, 2019

Dividend declaration date	Dividend paid date	Per share	Paid in the period USD	Paid in the period CAD	Reduction in retained earnings in the period
December 11, 2018	January 11, 2019	C$0.04	$6,328	C$8,393	$—
March 15, 2019	April 12, 2019	C$0.04	$6,326	C$8,410	$6,326
May 7, 2019	July 12, 2019	$0.04	$8,408	N/A	$8,408
September 11, 2019	October 11, 2019	$0.04	$—	N/A	$8,408
Total			$21,062		$23,142

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

(b)RESERVES

(i)Share based payment compensation plans

In addition to the DSU and phantom share unit liabilities disclosed in note 12, the Company has the following outstanding equity based awards:

Stock options

During the nine months ended September 30, 2020, the Company issued replacement options to purchase shares of the Company as part of the consideration for the Detour acquisition. Other than stock options issued as replacement options in business combinations, the Company has not issued stock options to its employees or directors since 2016.

Changes in stock options during the nine months ended September 30, 2020 and 2019 were as follows:

	Nine months ended September 30, 2020		Nine months ended September 30, 2019
	Number of	Weighted average	Number of	Weighted average
	options	exercise price (C$)	options	exercise price (C$)
Balance, beginning of year	218,489	$4.44	897,409	$5.02
Replacement options from Detour acquisition	190,069	35.07	—	—
Exercised	(172,537)	26.13	(509,093)	5.28
Expired	(8,153)	5.61	(8,153)	5.72
Stock options outstanding, end of period	227,868	$13.52	380,163	$4.66
Stock options exercisable, end of period	227,868	$13.52	380,163	$4.66

Options are valued on the grant date using the Black-Scholes option pricing model. Where relevant, the expected life used in the model has been adjusted based on management’s best estimate of the effects of non-transferability, exercise restrictions and behavioral considerations. Expected volatility is based on the historical share price volatility of the Company.

Replacement options from the Detour acquisition were valued at the date of acquisition using the Black-Scholes option pricing model with the following weighted average assumptions:

Weighted average exercise price per share	C$35.07
Risk-free interest rate	1.83%
Expected volatility	36.64%
Expected life	0.91
Weighted average per share grant date fair value	C$34.48

Stock Options Exercised

The following table outlines share options granted under the former stock option plans of Kirkland Lake Gold Inc., St. Andrews Goldfields Ltd. and Detour Gold Corporation that were exercised during the three and nine months ended September 30, 2020:

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Grant price (C$)	Number of options exercised	Exercise dates	Weighted average closing share price at exercise date (C$)
$5.61 - $35.55	72,149	January 1, 2020 - March 31, 2020	$45.32
$3.42 - $38.78	47,913	April 1, 2020 - June 30, 2020	$56.32
$3.42 - $60.47	52,475	July 1, 2020 - September 30, 2020	$71.89
	172,537		$56.46

The following table outlines share options granted under the former stock option plans of Kirkland Lake Gold Inc. and St. Andrews Goldfields Ltd. that were exercised during the three and nine months ended September 30, 2019:

Grant price (C$)	Number of options exercised	Exercise dates	Weighted average closing share price at exercise date (C$)
$2.98 - $6.82	172,416	January 1, 2019 - March 31, 2019	$39.10
$3.42 - $6.82	334,679	April 1, 2019 - June 30, 2019	$49.24
$6.82	1,998	July 1, 2019 - September 30, 2019	$56.22
	509,093		$45.83

(ii)Basic and diluted income per share

Basic and diluted income per share for the three and nine months ended September 30, 2020 and 2019 is calculated as shown in the table below. The diluted income per share for the three and nine months ended September 30, 2020 and 2019 includes the impact of certain outstanding options, PSUs and RSUs.

	Three months ended September 30, 2020	Three months ended September 30, 2019	Nine months ended September 30, 2020	Nine months ended September 30, 2019
Net earnings	$202,022	$176,604	$555,132	$390,945
Weighted average basic number of common shares outstanding (in '000s)	275,280	210,189	269,941	210,155
Basic earnings per share	$0.73	$0.84	$2.06	$1.86
Weighted average diluted number of common shares outstanding (in '000s)	275,471	211,593	270,146	211,730
Diluted earnings per share	$0.73	$0.83	$2.05	$1.85

Weighted average diluted number of common shares for the three and nine months ended September 30, 2020 and 2019 are calculated as follows:

	Three months ended September 30, 2020	Three months ended September 30, 2019	Nine months ended September 30, 2020	Nine months ended September 30, 2019
Weighted average basic number of common shares outstanding (in '000s)	275,280	210,189	269,941	210,155
In the money shares - share options (in '000s)	191	352	205	523
Dilutive RSUs and PSUs (in '000s)	—	1,052	—	1,052
Weighted average diluted number of common shares outstanding (in '000s)	275,471	211,593	270,146	211,730

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

16. SUPPLEMENTAL CASH FLOW INFORMATION

As at September 30, 2020, the Company’s cash balance of $848,524 (December 31, 2019 – $707,206) was held at major Canadian and Australian banks in deposit accounts, and was comprised of $792,301 (as at December 31, 2019 – $686,481) denominated in US dollars, which was exposed to movements in foreign exchange rates. As at September 30, 2020, the impact of a 10% strengthening or weakening in foreign exchange rates would have resulted in a decrease or increase of $24,783 in net earnings, respectively.

Supplemental information to the statements of cash flows is as follows:

	Three months ended September 30, 2020	Three months ended September 30, 2019	Nine months ended September 30, 2020	Nine months ended September 30, 2019
Change in non-cash working capital
(Increase) Decrease in accounts receivable	($5,403)	$9,352	$6,519	$5,988
(Increase) Decrease in inventories	(6,021)	(4,336)	81,483	(6,649)
(Increase) Decrease in prepaid expenses	(2,604)	(1,900)	6,728	(2,599)
Increase (Decrease) in accounts payable and accrued liabilities	43,899	34,035	(77,001)	25,699
	$29,871	$37,151	$17,729	$22,439

Investing and financing non-cash transactions
Plant and equipment acquired through lease	$—	$2,567	$5,792	$5,517

17. OPERATING SEGMENTS

The reportable operating segments are those operations for which operating results are reviewed by the President and Chief Executive Officer who is the chief operating decision maker regarding decisions about resources to be allocated to the segment and to assess performance provided those operations pass certain quantitative thresholds. Operations with revenues, earnings or losses or assets that exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments.

Each of the Company's reportable operating segments generally consists of an individual mining property managed by a single general manager and operations management team.

The Company’s operating segments reflect these multiple mining interests and are reported in a manner consistent with internal reporting used to assess the performance of each segment and make decisions about resources to be allocated to the segments.

The information reported below as at and for the three and nine months ended September 30, 2020 and 2019 is based on the information provided to the President and Chief Executive Officer.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

As at and for the three months ended September 30, 2020
	Macassa Mine	Holt Complex	Detour	Fosterville	Northern Territory	Corporate and other	Total
Revenue	$75,097	$—	$262,542	$295,204	$—	$—	$632,843
Production costs	(26,000)	—	(87,354)	(22,669)	—	—	(136,023)
Royalty expense	(2,520)	—	(5,218)	(13,743)	—	—	(21,481)
Depletion and depreciation	(11,778)	—	(46,359)	(28,570)	—	—	(86,707)
Earnings from mine operations	34,799	—	123,611	230,222	—	—	388,632
Expenses
General and administrative	—	—	—	—	—	(20,409)	(20,409)
Transaction costs	—	—	—	—	—	707	707
Exploration	(272)	(164)	(91)	(1,270)	(701)	—	(2,498)
Care and maintenance	—	(10,931)	—	—	(3,325)	—	(14,256)
Rehabilitation costs	—	—	—	—	(32,626)	—	(32,626)
Earnings (loss) from operations	34,527	(11,095)	123,520	228,952	(36,652)	(19,702)	319,550
Other income (loss), net[1]							(23,453)
Finance items
Finance income[1]							1,524
Finance costs[1]							(2,305)
Earnings before income taxes							295,316

Expenditures on:
Mining interest	$18,558	$—	$82,922	$11,123	$23	$—	$112,626
Plant and equipment	19,409	1,104	23,316	26,509	5,084	32	75,454
Total capital expenditures[2]	$37,967	$1,104	$106,238	$37,632	$5,107	$32	$188,080

Total assets	$708,477	$263,838	$4,409,173	$539,030	$254,216	$663,998	$6,838,732
Total liabilities	$165,654	$115,151	$1,129,236	$177,173	$78,878	$228,470	$1,894,562
1 Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.
2 Segment capital expenditures are presented on an accrual basis.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

As at and for the nine months ended September 30, 2020
	Macassa Mine	Holt Complex	Detour	Fosterville	Northern Territory	Corporate and other	Total
Revenue	$231,161	$52,007	$674,903	$810,485	$—	$—	$1,768,556
Production costs	(80,156)	(36,054)	(260,923)	(61,897)	—	—	(439,030)
Royalty expense	(7,222)	(3,807)	(12,824)	(38,135)	—	—	(61,988)
Depletion and depreciation	(40,875)	(10,179)	(140,205)	(70,873)	—	—	(262,132)
Earnings from mine operations	102,908	1,967	260,951	639,580	—	—	1,005,406
Expenses
General and administrative	—	—	—	—	—	(53,108)	(53,108)
Transaction costs	—	—	—	—	—	(33,131)	(33,131)
Exploration	(1,182)	(568)	(1,949)	(4,757)	(2,357)	—	(10,813)
Care and maintenance	—	(13,761)	—	—	(9,955)	—	(23,716)
Rehabilitation costs	—	—	—	—	(35,074)	—	(35,074)
Earnings (loss) from operations	101,726	(12,362)	259,002	634,823	(47,386)	(86,239)	849,564
Other income (loss), net[1]							(31,412)
Finance items
Finance income[1]							5,239
Finance costs[1]							(8,268)
Earnings before income taxes							815,123

Expenditures on:
Mining interest	$61,074	$8,024	$183,743	$33,544	$10,409	$—	$296,794
Plant and equipment	39,012	2,849	43,673	65,858	11,815	6,383	169,590
Total capital expenditures[2]	$100,086	$10,873	$227,416	$99,402	$22,224	$6,383	$466,384

Total assets	$708,477	$263,838	$4,409,173	$539,030	$254,216	$663,998	$6,838,732
Total liabilities	$165,654	$115,151	$1,129,236	$177,173	$78,878	$228,470	$1,894,562
1 Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.
2 Segment capital expenditures are presented on an accrual basis.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

As at and for the three months ended September 30, 2019
	Macassa Mine	Holt Complex	Fosterville	Northern Territory	Corporate and other[3]	Total
Revenue	$92,664	$39,702	$249,064	$—	$—	$381,430
Production costs	(26,621)	(27,800)	(19,243)	—	—	(73,664)
Royalty expense	(3,216)	(2,170)	(5,044)	—	—	(10,430)
Depletion and depreciation	(12,557)	(6,149)	(22,353)	(633)	—	(41,692)
Earnings (loss) from mine operations	50,270	3,583	202,424	(633)	—	255,644
Expenses
General and administrative	—	—	—	—	(10,559)	(10,559)
Exploration	(82)	(1,289)	(2,890)	(1,636)	—	(5,897)
Care and maintenance	—	(17)	—	(524)	—	(541)
Earnings (loss) from operations	50,188	2,277	199,534	(2,793)	(10,559)	238,647
Other income (loss), net[1]						13,850
Finance items
Finance income[1]						2,198
Finance costs[1]						(576)
Earnings before income taxes						254,119

Expenditures on:
Mining interest	$24,796	$10,386	$17,305	$12,690	$—	$65,177
Plant and equipment	22,186	5,997	7,022	38,295	116	73,616
Total capital expenditures[2]	$46,982	$16,383	$24,327	$50,985	$116	$138,793

Total assets	$636,956	$202,549	$514,307	$171,184	$715,241	$2,240,237
Total liabilities	$198,777	$56,929	$125,120	$41,513	$208,731	$631,070
1 Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.
2 Segment capital expenditures are presented on an accrual basis.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

As at and for the nine months ended September 30, 2019
	Macassa Mine	Holt Complex	Fosterville	Northern Territory	Corporate and other[3]	Total
Revenue	$252,596	$114,591	$600,422	$—	$—	$967,609
Production costs	(73,612)	(79,668)	(56,585)	—	—	(209,865)
Royalty expense	(7,872)	(5,568)	(11,990)	—	—	(25,430)
Depletion and depreciation	(33,727)	(17,759)	(63,298)	(1,272)	—	(116,056)
Earnings (loss) from mine operations	137,385	11,596	468,549	(1,272)	—	616,258
Expenses
General and administrative	—	—	—	—	(34,789)	(34,789)
Exploration	(1,338)	(4,386)	(10,675)	(7,734)	—	(24,133)
Care and maintenance	—	(51)	—	(901)	—	(952)
Earnings (loss) from operations	136,047	7,159	457,874	(9,907)	(34,789)	556,384
Other income (loss), net[1]						6,349
Finance items
Finance income[1]						4,993
Finance costs[1]						(1,586)
Earnings before income taxes						566,140

Expenditures on:
Mining interest	$78,123	$25,654	$48,464	$35,906	$—	$188,147
Plant and equipment	79,393	13,545	50,220	61,325	1,611	206,094
Total capital expenditures[2]	$157,516	$39,199	$98,684	$97,231	$1,611	$394,241

Total assets	$636,956	$202,549	$514,307	$171,184	$715,241	$2,240,237
Total liabilities	$198,777	$56,929	$125,120	$41,513	$208,731	$631,070
1 Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.
2 Segment capital expenditures are presented on an accrual basis.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

The following table shows non-current assets by geographic region:

	Non-current assets
	As at
	September 30, 2020	December 31, 2019
Geographic information
Australia	$763,655	$712,845
Canada	5,024,667	1,050,142
Total	$5,788,322	$1,762,987

The following table summarizes sales to individual customers exceeding 10% of annual metal sales for the following periods:

			Metal sales
	Three months ended September 30, 2020	Three months ended September 30, 2019	Nine months ended September 30, 2020	Nine months ended September 30, 2019
Customer
1 - Australia	$295,131	$247,863	$808,273	$597,748
2 - Canada	87,379	61,113	289,353	159,665
3 - Canada	76,503	38,369	226,919	124,943
4 - Canada	75,411	—	—	—
5 - Canada	68,961	—	—	—
Total	$603,385	$347,345	$1,324,545	$882,356
% of total sales	95%	91%	75%	91%

The Company is not economically dependent on a limited number of customers for the sale of its product because gold doré can be sold through numerous commodity market traders worldwide. The hierarchy of customers differ in the three and nine months ended September 30, 2020 and 2019.

18. FINANCIAL INSTRUMENTS

Carrying amounts of financial instruments

The carrying amounts of the financial assets and liabilities at September 30, 2020 and December 31, 2019 are as follows:

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

As at	September 30, 2020	December 31, 2019
Financial Assets
At fair value through profit or loss
Warrant investments (note 10)	$419	$1,605

Loans and receivables, measured at amortized cost
Cash	$848,524	$707,206
Accounts receivable (not including sales taxes)	2,188	3,110
	$850,712	$710,316

Investments in equity securities, measured at fair value through Other Comprehensive Income
Investments in equity securities (note 10)	$173,468	$253,540

Financial Liabilities
At fair value through profit or loss
Share based payment liabilities (note 12)	$36,908	$55,257
Other financial liabilities, measured at amortized cost
Accounts payable and accrued liabilities	$277,704	$151,760
Leases	26,197	15,316
	$340,809	$222,333

Fair values of financial instruments

The fair values of cash, accounts receivable, restricted cash, accounts payable and accrued liabilities approximate their carrying amounts due to the short term to maturity of these financial instruments.

The fair value hierarchy of financial instruments measured at fair value on the consolidated statement of financial position is as follows:

As at	September 30, 2020	December 31, 2019
Level 1
Investments in equity securities - publicly traded	$168,893	$252,385
Share based payment liabilities (note 12)	$36,908	$55,257

Level 2
Warrant investments (note 10)	$419	$1,605

Level 3
Investments in equity securities - privately held	$4,575	$1,155

19. RELATED PARTY TRANSACTIONS

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

The Company entered into contracts with subsidiaries of Gekko Systems, a global mineral processing and equipment company. The total expense was $17 and $123 during the three and nine months ended September 30, 2020 (year ended December 31, 2019 - $61). Ms. Elizabeth Lewis-Gray, a member of the Company’s Board of Directors effective September 26, 2019, is the Co-founder, Chair and Managing Director of Gekko Systems.

20. CONTINGENCIES

Between June 29, 2020 and July 17, 2020, two putative class action complaints were filed by purported shareholders of the Company in the United States against the Company and Anthony Makuch. The complaints allege that during the period from January 8, 2018 and November 25, 2019, the defendants violated the United States securities laws by misrepresenting or failing to disclose material information regarding the acquisition of Detour Gold Corporation. Both actions were filed in the United States District Court for the Southern District of New York (the “Court”). Following motions filed by both individual complainants, the Court entered an order on September 24, 2020 appointing one lead plaintiff and one lead counsel. The lead plaintiff is required to file its material by no later than November 23, 2020 and the Company is require to respond by no later than January 22, 2021. The Company continues to believe that the claims are without merit and intends to defend the action vigorously. No amounts have been recorded for any potential liability arising from any of the proposed class actions, as the Company cannot reasonably predict the outcome.